SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                SCHEDULE 14D-1
                      Tender Offer Statement Pursuant to
           Section 14(d)(1) of the Securities Exchange Act of 1934
                                     and
                                 SCHEDULE 13D
                              (Amendment No. 1)
      (Pursuant to Section 13(d) of the Securities Exchange Act of 1934)

                       COMMUNITY CARE OF AMERICA, INC.
                          (Name of Subject Company)

                          IHS ACQUISITION XXVI, INC.
                         a wholly owned subsidiary of

                       INTEGRATED HEALTH SERVICES, INC.
                                  (Bidders)

                   COMMON STOCK, PAR VALUE $.0025 PER SHARE
                          (Title of Class of Securities)

                                   20363B10
                    (Cusip Number of Class of Securities)

                           MARSHALL A. ELKINS, ESQ.
                       INTEGRATED HEALTH SERVICES, INC.
                           10065 RED RUN BOULEVARD
                         OWINGS MILLS, MARYLAND 21117
                           TELEPHONE: 410-998-8400
             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   COPIES TO:

        Carl E. Kaplan, Esq                  Leslie A. Glew, Esq.
     Fulbright & Jaworski L.L.P        Integrated Health Services, Inc.
          666 Fifth Avenue                 10065 Red Run Boulevard
      New York, New York 10103           Owings Mills, Maryland 21117
     Telephone: (212) 318-3000            Telephone: (410) 998-8400

================================================================================
   Transaction Valuation*                            Amount of Filing Fee**
    $30,391,204                                                $6,078.24
================================================================================

* For purposes of calculating fee only. This amount assumes the purchase of 7,597,801 shares of Common Stock at $4.00 net per share. Such number of shares represents all outstanding shares as of August 4, 1997.

** The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50 of 1% of the value of the shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

CUSIP NO. 20363B10

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Integrated Health Services, Inc. (I.R.S. #23-2428312)

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                    (a) [ ]
         (SEE INSTRUCTIONS)                                                                (b) [ ]

 3.      SEC USE ONLY

 4.      SOURCES OF FUNDS (SEE INSTRUCTIONS)
         BK, WC

 5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)   [ ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware

 7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,189,274 shares

 8.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                      [ ]
         (SEE INSTRUCTIONS)

 9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         13.5%

10.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO


CUSIP NO. 20363B10

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         IHS Acquisition XXVI, Inc., a wholly owned subsidiary of Integrated Health Services,
         Inc. (I.R.S. #: Pending)

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                     (a) [ ]
         (SEE INSTRUCTIONS)                                                                 (b) [ ]

 3.      SEC USE ONLY

 4.      SOURCES OF FUNDS (SEE INSTRUCTIONS)
         AF

 5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)    [ ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware

 7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 shares

 8.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                       [ ]
         (SEE INSTRUCTIONS)

 9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         0%

10.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO


   This Tender Offer Statement and Amendment No. 1 to Schedule 13D (this "Statement") relates to the offer by IHS Acquisition XXVI, Inc. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Integrated Health Services, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.0025 per share (the "Shares"), of Community Care of America, Inc., a Delaware corporation (the "Company"), at a price of $4.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 7, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 1, 1997, by and among Parent, Purchaser and the Company, which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation, and each issued and outstanding Share (other than any Shares held in the treasury of the Company or owned by Purchaser, Parent or any subsidiary of Parent or the Company, and other than Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive in cash, without interest, an amount equal to the price paid per Share in the Offer.

   The information contained in this Statement concerning the Company, including, without limitation, information concerning the background of the transaction, the deliberations, approvals and recommendations of the Special Committee (as defined in the Offer to Purchase) and the Board of Directors of the Company in connection with the transaction, the opinion of the Special Committee's financial advisors, and the Company's capital structure and historical and projected financial information, was supplied by the Company. Parent and Purchaser take no responsibility for the accuracy of such information.

ITEM 1. SECURITY AND SUBJECT COMPANY.

   (a) The name of the subject company is Community Care of America, Inc. Its principal executive offices are located at 3050 North Horseshoe Drive, Suite 260, Naples, Florida 34104.

   (b) The class of equity securities being sought is all the outstanding shares of common stock, par value $.0025 per share (the "Shares"), of the Company. Information concerning the number of outstanding Shares and the consideration being offered for the Shares set forth under "INTRODUCTION" in the Offer to Purchase is incorporated herein by reference.

   (c) Information concerning the principal market in which the Shares are traded and the historical high and low sales prices for the Shares in such market set forth in the Offer to Purchase under "THE OFFER -- Price Range of Shares; Dividend Information" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(d) and (g). This Statement is being filed by the Purchaser and Parent. The Purchaser and Parent are Delaware corporations and the Purchaser is a wholly-owned subsidiary of Parent. Information concerning the principal businesses and the addresses of the principal offices of the Purchaser and Parent set forth in the Offer to Purchase under "THE OFFER -- Certain Information Concerning the Purchaser and the Parent" is incorporated herein by reference. The names, business addresses, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the directors and executive officers of the Purchaser and Parent set forth in Schedule I to the Offer to Purchase are incorporated herein by reference.

   (e) and (f). During the last five years, none of the Purchaser or Parent or, to the best knowledge of the Purchaser or Parent, any of the persons listed in
Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger," "SPECIAL FACTORS -- The Merger Agreement," "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and "THE OFFER -- Certain Information Concerning the Purchaser and the Parent" is incorporated herein by reference.

   (b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer and the Merger," "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger," "SPECIAL FACTORS -- The Merger Agreement," "THE OFFER -- Certain Information Concerning the Company" and "THE OFFER -- Certain Information Concerning the Purchaser and the Parent" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)-(c). The information set forth in the Offer to Purchase under "THE OFFER -- Source and Amount of Funds" is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

   (a)-(e). The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer and the Merger," "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger" and "SPECIAL FACTORS -- The Merger Agreement" is incorporated herein by reference.

   (f) and (g). The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger" and "THE OFFER -- Effect of the Offer on the Market for Shares, Margin Regulations and Registration under the Exchange Act" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a) and (b). The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Beneficial Ownership of Shares," "SPECIAL FACTORS -- Share Ownership by Parent, Purchaser and Their Affiliates" and "THE OFFER -- Certain Information Concerning the Purchaser and the Parent" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer and the Merger," "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger," "SPECIAL FACTORS -- The Merger Agreement," "SPECIAL FACTORS -- Share Ownership by Parent, Purchaser and Their Affiliates" and "THE OFFER -- Certain Information Concerning the Purchaser and the Parent" is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE OFFER -- Fees and Expenses" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   The information set forth in the Offer to Purchase under "THE OFFER -- Certain Information Concerning the Purchaser and the Parent" is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

   (a). Not applicable.

   (b) and (c). The information set forth in the Offer to Purchase under "THE OFFER -- Certain Legal Matters" is incorporated herein by reference.

   (d). The information set forth under "THE OFFER -- Effect of the Offer on the Market for Shares, Margin Regulations and Registration under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

   (e). None.

   (f). The information set forth in the Offer to Purchase and the related Letter of Transmittal, and the Agreement and Plan of Merger, dated as of August 1, 1997, by and among the Parent, the Purchaser and the Company, copies of which are attached hereto as Exhibit (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)       Offer to Purchase, dated August 7, 1997.
(a)(2)       Form of Letter of Transmittal.
(a)(3)       Form of Notice of Guaranteed Delivery.
(a)(4) Form of Letter from Shattuck Hammond Partners Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7) Text of Joint Press Release dated August 1, 1997, issued by Integrated Health Services, Inc. and Community Care of America, Inc.
(b)(1) Revolving Credit Agreement, dated as of May 15, 1996, as amended, among Integrated Health Services, Inc., the lenders named therein, and Citibank, N.A., as administrative agent.
(c)(1) Agreement and Plan of Merger, dated as of August 1, 1997, among Parent, the Purchaser and the Company.
(c)(2) Voting and Tender Agreement, dated as of August 1, 1997, among the Purchaser, Parent and Dr. Robert N. Elkins.
(c)(3) Voting and Tender Agreement, dated as of August 1, 1997, among the Purchaser, Parent and Equity-Linked Investors L.P. and Equity-Linked Investors-II, L.P.
(c)(4) Stockholders Agreement dated June 30, 1993 among Robert N. Elkins, Robert N. Elkins, as voting trustee, Equity-Linked Investors, L.P., Equity-Linked Investors-II, L.P. and the Company. *
(c)(5) Voting Agreement dated January 26, 1996 among Robert N. Elkins and certain stockholders of the Company. +
(c)(6) Warrant Acquisition Agreement dated as of January 13, 1997, between the Company and the Parent, including Form of Series A Warrants, Form of Series B Warrants and Registration Rights Agreement. +
(c)(7) Warrant Acquisition Agreement dated April 14, 1997 between the Company and the Parent. +
(c)(8) Guaranty Agreement, dated August 1, 1997, made by Robert N. Elkins to Parent.
(d)          None.
(e)          Not applicable.
(f)          None.

----------

* Incorporated by reference to the Company's Registration Statement on Form S-1, Registration No. 33-92692.

+ Incorporated by reference to the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 1996.

                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 7, 1997


                                             IHS ACQUISITION XXVI, INC.

                                             By /s/ Brian Davidson
                                                --------------------------------
                                                Name: Brian Davidson
                                                Title: Executive Vice President-
                                                       -Development

                                             INTEGRATED HEALTH SERVICES, INC.

                                             By /s/ Brian Davidson
                                                --------------------------------
                                                Name: Brian Davidson
                                                Title: Executive Vice President-
                                                       -Development

                                EXHIBIT INDEX

                                                                                                      PAGE NO. IN
                                                                                                     SEQUENTIALLY
  EXHIBIT                                                                                              NUMBERED
    NO.                                              TITLE                                               COPY
-----------  ------------------------------------------------------------------------------------- ----------------
(a)(1)       Offer to Purchase, dated August 7, 1997.
(a)(2)       Form of Letter of Transmittal.
(a)(3)       Form of Notice of Guaranteed Delivery.
(a)(4)       Form of Letter  from  Shattuck  Hammond  Partners  Inc. to Brokers,
             Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)       Form of Letter  from  Brokers,  Dealers,  Commercial  Banks,  Trust
             Companies and Other Nominees to their Clients.
(a)(6)       Form of Guidelines  for  Certification  of Taxpayer  Identification
             Number on Substitute Form W-9.
(a)(7)       Text of Joint  Press  Release  dated  August  1,  1997,  issued  by
             Integrated  Health  Services,  Inc. and Community  Care of America,
             Inc.
(b)(1)       Revolving Credit  Agreement,  dated as of May 15, 1996, as amended, among Integrated Health Services,  Inc., the lenders named therein, and Citibank, N.A., as administrative agent.
(c)(1)       Agreement  and Plan of Merger,  dated as of August 1,  1997,  among
             Parent, the Purchaser and the Company.
(c)(2)       Voting and Tender Agreement,  dated as of August 1, 1997, among the
             Purchaser, Parent and Dr. Robert N. Elkins.
(c)(3)       Voting and Tender Agreement,  dated as of August 1, 1997, among the
             Purchaser,    Parent   and   Equity-Linked   Investors   L.P.   and
             Equity-Linked Investors-II, L.P.
(c)(4)       Stockholders  Agreement dated June 30, 1993 among Robert N. Elkins,
             Robert N. Elkins, as voting trustee, Equity-Linked Investors, L.P.,
             Equity-Linked Investors-II, L.P. and the Company. *
(c)(5)       Voting  Agreement dated January 26, 1996 among Robert N. Elkins and certain stockholders of the Company. +
(c)(6)       Warrant Acquisition Agreement dated as of January 13, 1997, between the Company and the  Parent,  including  Form of Series A Warrants,
             Form of Series B Warrants and Registration Rights Agreement. +
(c)(7)       Warrant  Acquisition  Agreement  dated April 14,  1997  between the
             Company and the Parent. +
(c)(8)       Guaranty Agreement,  dated August 1, 1997, made by Robert N. Elkins to Parent.
(d)          None.
(e)          Not applicable.
(f)          None.

----------
* Incorporated by reference to the Company's Registration Statement on Form S-1, Registration No. 33-92692.

+ Incorporated by reference to the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 1996.